No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF August 2007

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On August 23, 2007, Honda Motor Co., Ltd. held a groundbreaking ceremony to mark the start of construction of its new engine plant in Ogawa, Saitama prefecture, Japan. (Ref.#C07-081)

Exhibit 2:

English summary of Honda Report to Stockholders No. 134, which was prepared full in Japanese language and e-mailed to stockholders of Honda Common Stock in Japan in August 2007.

Exhibit 3:

On August 28, 2007, Honda Motor Co., Ltd. announced a summary of automobile production, Japan domestic sales, and export results for the month of July 2007, including an all-time record for overseas and worldwide auto production for the month of July. (Ref.#C07-082)

Exhibit 4:

First Quarter Report of period ended June 30, 2007 (which was e-mailed to ADS holders in September 2007).

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO
KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Fumihiko Ike Fumihiko Ike
Managing Director
Chief Operating Officer for
Business Management Operation
Honda Motor Co., Ltd.

Date: September 19, 2007

Ref. # C07-081

Honda Begins Construction of New Engine Plant in Ogawa

Tokyo, August 23, 2007 – Honda Motor Co., Ltd. today held a groundbreaking ceremony to mark the start of construction of its new engine plant in Ogawa, Saitama prefecture, Japan.

The groundbreaking ceremony was attended by a number of dignitaries and guests, including Atsuko Okajima, the vice governor of Saitama prefecture, and Kihei Kasahara, the mayor of Ogawa, as well as Takashi Yamamoto, managing officer of Honda.

The new engine plant is scheduled to begin production in 2009, with an annual production capacity of approximately 200,000 units. Engines produced at the new plant will be supplied to both domestic and global markets. In view of the growing global demand for fuel efficient automobiles, Honda is working to establish as quickly as possible production systems and capabilities for engines with advanced environmental features, which will also enable Honda to flexibly respond to any future increase in demand.

Along with the new auto plant in Yorii, which is scheduled to become operational in 2010, the new engine plant in Ogawa will be built with the concept of “a people-friendly and resource/energy-recycling Green Factory that will employ high quality and highly efficient production and logistics systems.” Honda is working to build state-of-the-art plants that will enable Honda to achieve its goal to become a company that society wants to exist.

The English summary of Honda Report to Stockholders No. 134 which was prepared full in Japanese language and the website address of which was e-mailed to Stockholders of Honda Stock in Japan in August 2007.

1.	CEO’s message to shareholders

Honda has carried out various plans and initiatives under the theme “strengthening the foundation for global growth.” We decided to build a second motorcycle plant in Vietnam and began construction of second auto plants in India and Thailand, respectively. We will build a new automobile production plant in Argentina. As mentioned in the following feature, our UK auto plant has shifted to full production rate of 250,000 per annum beginning of February 2007. Our automobile plant in Turkey will increase its annual capacity, from the current 30,000-unit level, to 50,000 units per annum by early 2008, therby increasing Honda’s total annual vehicle output in Europe to 300,000 units.

In addition to our effort to achieve cleaner exhaust gas for vehicles and to reduce CO2 emissions for its products and production facilities, we are committed to develop environmentally-friendly and sustainable energy technologies. Honda’s compact home-use cogeneration unit has begun used in approximately 50,000 households in Japan. In June 2007, sales of Honda’s solar cells began primarily in the Kanto area. Starting from this fall, Honda will mass produce solar cells at its plant at full production, resulting in the expansion of sales throughout Japan.

In order to pass on joy to future generations while sustaining social development, we will further accelerate efforts to reduce environmental footprint.

2.	Automobile Business in Europe; assert Honda’s unique personality.

-	Exceeding such expectations that customers have for Honda.

-	Honda’s first diesel engine for automobiles to be fully developed and built in-house.

-	Development of “CIVIC” exclusively designed and engineered to meet European customers’ needs.

-	Strengthening the foundation for future growth

3.	Honda’s origin

-	Honda’s challenging spirit encourages employee to grow and help to expand joy globally.

4.	The world’s first practical cogeneration unit for general household use

-	Expanding joy to be useful for people.

-	Realize high-efficiency and low cost utilizing advanced Honda technology.

-	Reduce waste of energy, in short, environmentally friendly.

-	To realize a sustainable society.

5.	Honda Topics:

-	Expanding Business and Strengthening Business Foundations in Growth Area.

(Details are as filed in Form 6-K of July 2007)

-	Guangzhou Honda to Build a new Automobile R&D Center

(Details are as filed in Form 6-K of July 2007)

-	Renovation of Traffic Education Center at Suzuka Circuit. The new facility incorporates the latest technologies.

6.	Introduction of New Products to Japanese market:

-	All-new CBR600RR unveiled in Japan

-	Honda added New Type R to Civic Lineup

(Details are on the web: http://world.honda.com/news/2007/4070329CivicTypeR/)

7.	Consolidated financial results for the fiscal first quarter ended June 30, 2007

Honda announced its consolidated financial results for the fiscal first quarter ended June 30, 2007.

(Details are as filed in Form 6-K of July 2007)

(end)

Ref.#C07-082

Honda Achieves Record Monthly Overseas and Worldwide Auto Production

August 28, 2007– Honda Motor Co., Ltd. today announced a summary of automobile production, Japan domestic sales, and export results for the month of July 2007, including an all-time record for overseas and worldwide auto production for the month of July.

<Production>

Domestic production experienced a year-on-year decrease for the second consecutive month (since June 2007).

Due to increased production in North America, Europe and Asia, overseas production experienced a year-on-year increase for the 24th consecutive month (since August 2005).

Due to the increase in overseas production, worldwide production experienced a year-on-year increase for the 24th consecutive month (since August 2005).

Honda set an all-time record for the month of July for overseas production and worldwide production, as well as production in North America, the U.S., Europe, Asia and China.

<Japan Domestic Sales>

Due to a decrease in new vehicle registrations and sales of mini-vehicles, total domestic sales experienced a year-on-year decline for the seventh consecutive month (since January 2007).

Vehicle registrations in July experienced a year-on-year decline for the third consecutive month (since May 2007).

Sales of mini-vehicles in July experienced a year-on-year decline for the fifth consecutive month (since March 2007).

<Vehicle registrations - excluding mini-vehicles>

Fit was the industry’s third best selling car among new vehicle registrations for the month of July, with sales of 7,282 units. Stream was the industry’s tenth best selling car with sales of 5,562 units.

<Mini vehicles - under 660cc>

Life was the industry’s sixth best selling car among mini-vehicles for the month of July with sales of 5,361 units. Sales of Zest totaled 3,152 units.

<Exports from Japan>

Due mainly to a increase in exports to North America and Asia, total exports from Japan in July experienced a year-on-year increase for the first time in two months (since May 2007).

PRODUCTION, SALES, EXPORTS (July 2007)

Production

	July		Year-to-Date Total (Jan. - Jul. 2007)
	Units	vs'06	Units	vs'06
Domestic (CBU+CKD)	97,986	-11.1%	773,803	+2.1%
Overseas (CBU only)	192,859	+17.6%	1,473,139	+10.4%

Worldwide Total	290,845	+6.0%	2,246,942	+7.4%

Production by Region

	July		Year-to-Date Total (Jan. - Jul. 2007)
	Units	vs’06	Units	vs’06
North America	98,330	+11.4%	840,182	+4.0%
(USA)	69,216	+12.6%	596,845	+5.1%
Europe	20,103	+22.3%	135,544	+17.5%
Asia	67,052	+27.7%	431,044	+20.0%
(China)	38,657	+42.0%	245,923	+30.1%
Others	7,374	+9.2%	66,369	+26.7%

Overseas Total	192,859	+17.6%	1,473,139	+10.4%

Japan Domestic Sales

Vehicle type	July		Year-to-Date Total (Jan. - Jul. 2007)
	Units	vs'06	Units	vs'06
Registrations	31,319	-6.3%	232,375	-5.7%
Mini-Vehicles	15,061	-34.1%	135,672	-15.9%

Honda Brand Total	46,380	-17.6%	368,047	-9.7%

Exports from Japan

	July		Year-to-Date Total (Jan. - Jul. 2007)
	Units	vs'06	Units	vs'06
North America	32,486	+29.8%	227,778	+16.5%
(USA)	31,054	+36.6%	215,662	+25.9%
Europe	11,394	-6.7%	70,584	-16.0%
Asia	2,536	+35.9%	15,300	+32.5%
Others	14,151	+11.0%	86,283	+18.1%

Total	60,567	+16.8%	399,945	+9.8%

Consolidated Financial Summary

Financial Highlights

Honda Motor Co., Ltd. and Subsidiaries

For the three months ended June 30, 2006 and 2007

	Yen (millions)		U.S. dollars (millions)
	Three months ended		Three months ended
	Jun. 30, 2006	Jun. 30, 2007	Jun. 30, 2007
Net sales and other operating revenue	¥2,599,724	¥2,931,123	$23,780
Operating income	203,521	221,684	1,799
Income before income taxes, minority interest and equity in income of affiliates	191,365	218,258	1,771
Net income	143,402	166,117	1,348

	Yen		U.S. dollars
Basic net income per common share	¥78.46	¥91.38	$0.74

Explanatory note:

Certain revisions for misclassifications and reclassifications have been made to the consolidated financial statements for the prior fiscal first quarter to conform to the presentation used for the fiscal first quarter ended June 30, 2007.

Unit Sales Breakdown

	Unit (thousands)
	Three months ended
	Jun. 30, 2006		Jun. 30, 2007
MOTORCYCLES
Japan	89	(89)	84	(84)
North America	89	(53)	80	(44)
Europe	105	(102)	95	(93)
Asia	1,809	(1,809)	1,623	(1,623)
Other Regions	288	(285)	371	(367)

Total	2,380	(2,338)	2,253	(2,211)

AUTOMOBILES
Japan	156		136
North America	456		465
Europe	71		92
Asia	153		187
Other Regions	60		66

Total	896		946

POWER PRODUCTS
Japan	137		135
North America	971		687
Europe	382		390
Asia	162		220
Other Regions	72		97

Total	1,724		1,529

Explanatory notes:

1.	The geographical breakdown of unit sales is based on the location of external customers.
2.	Figures in brackets represent unit sales of motorcycles only.

Net Sales Breakdown

	Yen (millions)
	Three months ended
	Jun. 30, 2006		Jun. 30, 2007
MOTORCYCLE BUSINESS
Japan	¥26,876	(8.7)%	¥27,053	(7.3)%
North America	56,363	(18.2)%	55,527	(15.1)%
Europe	65,009	(21.0)%	67,765	(18.4)%
Asia	82,970	(26.8)%	112,330	(30.5)%
Other Regions	78,928	(25.3)%	105,639	(28.7)%

Total	310,146	(100.0)%	368,314	(100.0)%

AUTOMOBILE BUSINESS
Japan	329,898	(15.7)%	302,974	(13.0)%
North America	1,256,417	(60.0)%	1,331,618	(57.2)%
Europe	190,888	(9.1)%	285,470	(12.3)%
Asia	200,464	(9.6)%	257,791	(11.1)%
Other Regions	117,939	(5.6)%	149,367	(6.4)%

Total	2,095,606	(100.0)%	2,327,220	(100.0)%

FINANCIAL SERVICES BUSINESS
Japan	5,407	(6.0)%	5,819	(4.6)%
North America	79,156	(88.0)%	113,996	(90.6)%
Europe	2,795	(3.1)%	3,201	(2.5)%
Asia	626	(0.7)%	1,173	(0.9)%
Other Regions	2,004	(2.2)%	1,660	(1.4)%

Total	89,988	(100.0)%	125,849	(100.0)%

POWER PRODUCT & OTHER BUSINESSES
Japan	33,911	(32.6)%	35,540	(32.4)%
North America	37,457	(36.0)%	32,522	(29.6)%
Europe	20,665	(19.9)%	25,058	(22.8)%
Asia	7,956	(7.7)%	11,073	(10.1)%
Other Regions	3,995	(3.8)%	5,547	(5.1)%

Total	103,984	(100.0)%	109,740	(100.0)%

TOTAL
Japan	396,092	(15.2)%	371,386	(12.7)%
North America	1,429,393	(55.0)%	1,533,663	(52.3)%
Europe	279,357	(10.8)%	381,494	(13.0)%
Asia	292,016	(11.2)%	382,367	(13.1)%
Other Regions	202,866	(7.8)%	262,213	(8.9)%

Total	¥2,599,724	(100.0)%	¥2,931,123	(100.0)%

Explanatory notes:

1.	The geographical breakdown of net sales is based on the location of external customers.
2.	Net sales of power product & other businesses include revenue from sales of power products and relevant parts, leisure businesses and trading businesses.

To Our Shareholders

■ First Quarter Results

Honda’s consolidated net income for the fiscal first quarter ended June 30, 2007 totaled JPY 166.1 billion (USD 1,348 million), an increase of 15.8% from the corresponding period in 2006. Basic net income per Common share for the quarter amounted to JPY 91.38 (USD 0.74), an increase of 16.5% compared to JPY 78.46 for the corresponding period in 2006. One of Honda’s American Depository Shares represents one Common Share.

Consolidated net sales and other operating revenue (herein referred to as “revenue”) for the quarter amounted to JPY 2,931.1 billion (USD 23,780 million), an increase of 12.7% from the corresponding period in 2006. This increase in consolidated net sales and other operating revenue was primarily due to the increased unit sales in automobile business and the positive impact of the currency effects caused by the depreciation of the Japanese yen. Honda estimates that if calculated at the same exchange rate as the corresponding period in 2006, revenue for the quarter would have increased by approximately 5.9%.

Consolidated operating income for the quarter totaled JPY 221.6 billion (USD 1,799 million), an increase of 8.9% compared to the corresponding period in 2006. This increase in operating income was primarily due to the increased profit attributable to higher revenue, continuing cost reduction effects and the positive impact of the currency effects caused by the depreciation of the Japanese yen which offset the negative impact of the increased sales incentives in North America, substantially increased raw material costs and the increased depreciation expenses, SG&A expenses and R&D expenses.

Consolidated income before income taxes, minority interest and equity in income of affiliates for the quarter totaled JPY 218.2 billion (USD 1,771 million), an increase of 14.1% from the corresponding period in 2006.

Equity in income of affiliates amounted to JPY 37.0 billion (USD 300 million) for the quarter, an increase of 22.6% from the corresponding period in 2006, due mainly to the increased income from Honda’s affiliates accounted for under the equity method in China.

Business Segment

With respect to Honda’s sales for the fiscal first quarter by business segment, unit sales of motorcycles totaled 2,253 thousand units, which was a decrease of 5.3% from the corresponding period in 2006. Unit sales in Japan was 84 thousand units, a decrease of 5.6% from the corresponding period in 2006. Overseas unit sales was 2,169 thousand units, a decrease of 5.3% from the corresponding period in 2006*, due mainly to the decreased unit sales of parts for local production at Honda’s affiliates accounted for under the equity method in Asia, offsetting the positive impact of increased unit sales in other regions especially in Latin America. Revenue from external customers increased 18.8%, to JPY 368.3 billion (USD 2,988 million) from the corresponding period in 2006, due mainly to the positive impact of the currency translation effects, offsetting the negative impact of decreased unit sales. Operating income increased by 137.1% to JPY 31.1 billion (USD 253 million) from the corresponding period in 2006, due mainly to the positive impact of the currency effects caused by the depreciation of the Japanese yen, offsetting the negative impact of the increased SG&A expenses and the increased R&D expenses.

*	Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or its subsidiaries are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results. Sales of such products amounted to approximately 1,100 thousand units for the quarter.

Honda’s unit sales of automobiles was 946 thousand units, increased by 5.6% from the corresponding period in 2006. In Japan, unit sales was 136 thousand units, a decrease of 12.8% from the corresponding period in 2006. Overseas unit sales increased 9.5% to 810 thousand units from the corresponding period in 2006, due to the increased unit sales of CR-V in North America, Europe, Asia, the increased unit sales in other regions, and the increased unit sales of parts for local production at Honda’s affiliates accounted for under the equity method in China. Revenue from external customers increased 11.1% to JPY 2,327.2 billion (USD 18,881 million) from the corresponding period in 2006, due mainly to the increased unit sales and the positive impact of the currency translation effects. Operating income decreased 1.2% to JPY 148.3 billion (USD 1,203 million) from the corresponding period in 2006, due mainly to the substantially increased raw material costs, the increased depreciation expenses, the increased sales incentives mainly in North America, the increased SG&A expenses and the increased R&D expenses, offsetting the positive impact of the increased profit attributable to higher revenue, continuing cost reduction effects and the currency effects caused by the depreciation of the Japanese yen.

Revenue from external customers in financial services business increased 39.9% to JPY 125.8 billion (USD 1,021 million) from the corresponding period in 2006, due mainly to the increased sales attributable to the increase in finance subsidiaries-receivables from the growth of automobile business in North America, the positive impact of the currency translation effects and the increased operating lease revenues. Operating income increased 16.9% to JPY 34.2 billion (USD 278 million) from the corresponding period in 2006, due primarily to the increased profit attributable to higher revenue and the positive impact of the currency effects caused by the depreciation of the Japanese yen, which offset the increased SG&A expenses.

Honda’s unit sales of power products was 1,529 thousand units, a decrease of 11.3% from the corresponding period in 2006. In Japan, unit sales totaled 135 thousand units, a decrease of 1.5% from the corresponding period in 2006. Overseas unit sales was 1,394 thousand units, a decrease of 12.2% from the corresponding period in 2006, mainly due to decreased unit sales of engines supplied on an OEM basis in North America, offsetting the positive impact of increased sales of general purpose engines in Asia. Revenue from external customers in power product and other businesses increased by 5.5% to JPY 109.7 billion (USD 890 million) from the corresponding period in 2006, due mainly to the positive impact of the currency translation effects. Operating income decreased 27.6% to JPY 7.9 billion (USD 65 million) from the corresponding period in 2006. This was primarily due to the increased SG&A expenses and the increased R&D expenses, offsetting the positive impact of the currency effects caused by the depreciation of the Japanese yen.

*	OEM (Original equipment manufacturing)

OEM refers to a manufacturing of products and components supplied for sale under a third-party brand.

■ Forecasts for Fiscal Year Ending March 31, 2008

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2008, Honda projects consolidated results to be as shown below:

Forecasts for Consolidated Results for the Fiscal Year ending March 31, 2008

First half ending September 30, 2007

	Yen (billions)	Changes from Fiscal Year ended March 31, 2007
Net sales and other operating revenue	6,120	+17.0%
Operating income	470	+18.5%
Income before income taxes, minority interest and equity in income of affiliates	480	+35.2%
Net income	350	+29.0%

	Yen
Basic net income per common share	192.97	—

Fiscal year ending March 31, 2008

	Yen (billions)	Changes from Fiscal Year ended March 31, 2007
Net sales and other operating revenue	12,350	+11.4%
Operating income	880	+3.3%
Income before income taxes, minority interest and equity in income of affiliates	885	+11.6%
Net income	625	+5.5%

	Yen
Basic net income per common share	344.58	—

These forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar and the Euro will be JPY 121 and JPY 163, respectively, for the first half of the year ending March 31, 2008, JPY 113 and JPY 148, respectively, for the second half of the year ending March 31, 2008, and JPY 117 and JPY 155, respectively, for the full year ending March 31, 2008.

■ Dividend per Share of Common Stock

The Board of Directors of Honda Motor Co., Ltd., at its meeting held on July 25, 2007, resolved to make the quarterly dividend of 20 yen per share of common stock, the record date of which is June 30, 2007. The total expected annual dividend per share of common stock for the fiscal year ending March 31, 2008, is 80 yen per share.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could materially differ from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time.

August 2007

Takeo Fukui
President and Chief Executive Officer

News Briefs

Summary of 2007 Mid-Year CEO Speech

TOKYO, Japan, July 18, 2007—During the current 3-year mid-term, which began in spring 2005, Honda has carried out various plans and initiatives under the themes of “strengthening the foundation for growth and advancement on a global scale” and “development of advanced technologies and products that create new value for the joy of our customers.”

Honda will further accelerate its effort to strengthen the core characteristics that make Honda unique in each business area and steadily make progress within the following areas, which are the three pillars that will enable Honda to make another great leap forward in the future.

1)	Strengthening the foundation for global growth

2)	Accelerating our effort in Japan to strengthen the core characteristics that make Honda unique

3)	Strengthening Honda’s effort to reduce its environmental footprint

http://world.honda.com/news/2007/c070718Mid-Year-CEO-Speech/

1. Strengthening the foundation for global growth

—Further Strengthening the Business Foundation of North American Operations—

•	A new auto plant in Indiana, U.S. and a new engine plant in Canada are scheduled to begin production in fall 2008.

•	In fall 2007, the Honda auto plant in Mexico will begin production of the CR-V. The annual production capacity of the plant will be expanded from the current 30,000 units to 50,000 units.

•	As a result of these capacity expansion measures, in fall 2008, Honda’s total annual automobile production capacity in North America will reach 1.62 million units.

•	In the area of R&D, the Acura Design Studio opened in California in May 2007.

—Strengthening European Business—

•	Due to the increase in demand for these UK-made Hondas, Honda’s Swindon, UK, automobile plant has shifted to full production rate of 250,000 per annum beginning February 2007.

•

In order to meet the higher demand for Honda’s diesel engine, the UK engine plant added the processes of machining cylinder head and engine block beginning in November 2006, expanding on its diesel engine assembly operations.

•

Honda’s automobile plant in Turkey will increase its annual capacity, from the current 30,000-unit level, to 50,000 units per annum by early 2008, thereby increasing Honda’s total annual vehicle output in Europe to 300,000 units.

—Expanding Business and Strengthening Business Foundations in Growth Areas: Motorcycle Business—

<Asia>

•

Vietnam: Honda decided to invest US$65 million to build a second motorcycle plant which is scheduled to become operational in the latter half of 2008, with annual production capacity of 500,000 units. High-value added models such as automatic transmission models will be produced at this new plant.

http://world.honda.com/news/2007/c070718Motorcycle-Plant-in-Vietnam/

<South America>

•	Brazil: Honda’s cumulative motorcycle production in Brazil is expected to reach 10 million units at the end of July 2007.

•	Argentina: The local production of a second model, NF100Wave, will begin in fall 2007.

—Expanding Business and Strengthening Business Foundations in Growth Areas: Automobile Business—

<Thailand>

•

Honda began construction of a second auto plant in Thailand. An investment of approximately 6.2 billion baht (approximately 23 billion yen), the new plant will become operational in the latter half of 2008 with annual production capacity of 120,000 units (at full capacity). As a result, Honda’s annual automobile production capacity in Thailand will be doubled from the current 120,000 units to 240,000 units.

http://world.honda.com/news/2007/c070718Auto-Plant-in-Thailand/

<South America>

•

Argentina: Honda will invest approximately US$100 million to build a new automobile production plant in Argentina with an annual production capacity of 30,000 units, scheduled to become operational in the latter half of 2009. The new plant will also begin exporting products to other countries in the South America region and play a key role in Honda’s production network in South America along with the Honda auto plant in Brazil.

http://world.honda.com/news/2007/c070717New-Auto-Plant-in-Argentina/

<China>

•

Guangzhou Honda Automobile Co., Ltd., a Honda joint venture company in China, will establish a wholly-owned automobile R&D subsidiary, Guangzhou Honda Automobile Research & Development Co., Ltd. With investment of approximately 2 billion R.M.B. (approximately 30 billion yen), the new company will build a full-scale automobile R&D facility with a test course. The company will develop a product which will be marketed under an original brand of Guangzhou Honda targeting the start of sales in 2010.

http://world.honda.com/news/2007/c070718Guangzhou-Automobile-RandD-Center/

•	Guangzhou Honda received government approval to begin engine production.

2. Accelerating our effort in Japan to strengthen the core characteristics that make Honda unique

—Establishing Manufacturing Systems and Capabilities in Japan that Support the Growth of Regional Operations and Lead Honda Globally—

<Strengthening Japan Production>

•

New automobile production plant in Yorii (scheduled to become operational in 2010) will establish a high quality and high efficiency manufacturing system by applying the latest technologies and will be responsible for evolving such manufacturing systems horizontally to other Honda operations worldwide.

•

New engine plant in Ogawa (scheduled to become operational in summer 2009) will produce advanced engines, which enables Honda to respond to the increasing demand for fuel efficient vehicles and further advance Honda’s production technologies.

<Strengthening Mini-Vehicle Business>

•

Yachiyo Industry Co., Ltd., a Honda consolidated subsidiary has decided to acquire the land adjacent to its Yokkaichi Factory for the purpose of establishing the optimal production system for mini-vehicles including engines and component parts to further improve the competitiveness of its mini-vehicle production.

•

Although the detailed plans are still to be finalized, the company plans to begin with the establishment of an engine assembly facility, which will enable the company to achieve synchronous production of automobiles including the engine and the complete automobile, which in turn will help the company improve the efficiency of production and logistics.

http://world.honda.com/news/2007/c070718Mini-vehicle-Business/

—Establishing a Sales Channel from the Customer Viewpoint—

•

In the product area, the highly acclaimed Fit, which was ranked as the best selling car among new vehicle registrations in 2002, and has achieved cumulative worldwide sales of 2 million units (at the end of June 2007), will undergo a full model change this fall.

•

Coinciding with the introduction of the all-new Fit, Honda will near completion of the changeover of its integrated dealer network to the identity of Honda Cars and establishment of sales network in metropolitan areas by this fall. Honda will work toward strengthening of the Honda brand and devote intensive efforts to expand sales.

•

Based on a comprehensive evaluation of the current market environment, Honda will reassess its basic plan and delay the introduction of Acura brand in Japan for two years or so from its original plan of fall 2008.

3. Strengthening Honda’s effort to reduce its environmental footprint

—The Next-Generation Environmental Technologies—

<The Next-Generation Diesel>

•

Honda will introduce a next-generation diesel engine, which will meet the U.S. EPA’s Tier2 Bin5 emission standard requiring NOx emission levels equivalent to a gasoline-powered vehicle, to the U.S. in 2009. Moreover, Honda decided to introduce this next-generation clean diesel engine with excellent environmental performance to Japan.

Activity to Promote Traffic Safety/Aviation Business

—Renovation of Traffic Education Center at Suzuka Circuit—

•	The Traffic Education Center at Suzuka Circuit will re-open in early August this year with major enhancements of its educational facilities.

•

The new facility incorporates the latest technologies. One example of such technologies is a new program which records driving data through GPS, analyses the data, and identifies and improves driving habits or common driving practices.

—Aviation Business—

•	Honda Aero Inc., a wholly-owned subsidiary of Honda, decided to build a production plant for its small-size jet engine, HF120.

•	Honda Aero Inc., will produce the jet engine based on the commission from GE Honda Aero Engines, a joint venture with GE. The new jet engine plant will be located in Burlington, North Carolina.

http://world.honda.com/news/2007/c070717Honda-Aero/

North America

■	Honda and Climate Energy Begin Retail Sales of freewatt™ Micro-CHP Home Heating and Power System

Revolutionary System Reduces Energy Costs, Fuel Consumption and Greenhouse Gas Emissions

ALPHARETTA, Ga, U.S.A., April 3, 2007—American Honda Motor Co., Inc. and Climate Energy, LLC announced the official start of retail sales of freewatt™, their collaborative Micro-sized Combined Heat and Power (Micro-CHP) cogeneration system for homes, which features advanced and highly efficient energy management technologies.

freewatt™

http://world.honda.com/news/2007/c070403HomeHeatingPowerSystem/

■	Acura Design Studio Opens; Will Lead to Creation of Future Acura Vehicles

—New California Facility Designed as “Green Building”—

On April 24, 2007, Honda Motor Co., Ltd. announced a summary of automobile production, domestic sales, and export results for the fiscal year ended March 31, 2007, (Fiscal Year 2007) as well as for the month of March. Honda set new all-time fiscal year records for production in North America, the U.S., Europe, Asia, and China, resulting in the 10th consecutive all-time record for overseas and worldwide production.

Acura Design Studio Exterior

http://world.honda.com/news/2007/c070524AcuraDesignStudio/

Japan

■	Honda Soltec Begins Sales of Thin Film Solar Cells

TOKYO, Japan, June 12, 2007—Honda Soltec Co., Ltd., Honda’s wholly-owned solar cell subsidiary, has begun sales of thin film solar cells produced by Honda Engineering Co., Ltd., primarily in the Kanto area, Japan, through distributors which also provide solar cell installation service.

Thin Film Solar Cell Module

http://world.honda.com/news/2007/c070612HondaSoltec/

Asia

■	Guangzhou Honda Odyssey Earns 5-Stars in Crash Safety Testing

Conducted by China New Car Assessment Program (C-NCAP)

April 24, 2007—The Honda Odyssey produced by Guangzhou Honda Automobile Co., Ltd. (Guangzhou Honda), Honda’s automobile production and sales joint venture in China, became the first minivan to earn 5-Stars, the highest rating in crash safety tests conducted by the China Automotive Technology and Research Center (CATARC).

CATARC began the China New Car Assessment Program (C-NCAP) of automobile crash safety features in 2006 as people in China have became increasingly concerned about automobile safety as the country undergoes rapid motorization. With the last two assessments, CATARC has announced results for 12 models.

The recent CATARC safety assessment tests were conducted in the SUV category and the minivan category for the first time, and the Honda Odyssey became the first minivan to earn a 5-Star rating.

Honda employs various crash safety technologies. Honda’s G-CON (G-force Control) technology reduces injuries by controlling the impact-energy (G) of a collision. The Advanced Compatibility Engineering body provides a high level of self-protection and also improves compatibility toward other vehicles. Impact-absorbing structures also are designed to enhance pedestrian safety.

In addition to these crash safety tests conducted under C-NCAP, Guangzhou Honda became the first automobile company in China to conduct public car-to-car crash tests between Accord and Odyssey at the Chinese National Automotive Quality Supervision & Inspection Center in Changchun in August, 2006. As a result, Honda has been highly regarded by experts in China for its real-world safety technologies.

■	HSCI Commences Construction at its Second Plant in Rajasthan

On July 1, 2007, Honda Siel Cars India Ltd. (HSCI), leading manufacturer of premium cars in India, announced the commencement of construction work at its second plant, located at Tapukara Industrial Area, about 120km from its current plant at Greater Noida and 70km from Delhi.

http://world.honda.com/news/2007/c070701Second-Plant-in-Rajasthan/

■	Guangzhou Honda to Build a New Automobile R&D Center

On July 18, 2007, Guangzhou Honda Automobile Co., Ltd. (GHAC), Honda’s automobile production and sales joint venture in China, announced the establishment of a wholly-owned R&D subsidiary in China. With an investment of approximately 2 billion R.M.B. (approximately 30 billion yen), the new GHAC subsidiary, Guangzhou Honda Automobile Research & Development Co., Ltd., will build an automobile R&D facility accompanied by a full-scale high-speed test course. The company will develop a new automobile product which will be marketed under an original brand of Guangzhou Honda, targeting the start of sales in 2010.

http://world.honda.com/news/2007/c070718Guangzhou-Automobile-RandD-Center/

Consolidated Balance Sheets

Honda Motor Co., Ltd. and Subsidiaries

March 31 and June 30, 2007 and June 30, 2006

	Yen (millions)
Assets	Mar. 31, 2007 (Audited)	Jun. 30, 2007 (Unaudited)	Jun. 30, 2006 (Unaudited)
Current assets:
Cash and cash equivalents	¥945,546	¥821,430	¥690,555
Trade accounts and notes receivable	1,055,470	974,405	827,621
Finance subsidiaries-receivables, net	1,426,224	1,548,691	1,365,847
Inventories	1,183,116	1,265,968	1,066,515
Deferred income taxes	155,390	152,026	185,793
Other current assets	426,863	452,132	452,042

Total current assets	5,192,609	5,214,652	4,588,373

Finance subsidiaries-receivables, net	3,039,826	3,211,876	3,066,310
Investments and advances:
Investments in and advances to affiliates	497,337	537,035	471,792
Other, including marketable equity securities	254,610	275,158	259,790

Total investments and advances	751,947	812,193	731,582

Property on operating leases:
Vehicles	345,909	607,778	—
Less accumulated depreciation	9,700	26,695	—

Net property on operating leases	336,209	581,083	—
Property, plant and equipment, at cost:
Land	429,373	442,324	398,287
Buildings	1,322,394	1,375,227	1,193,018
Machinery and equipment	2,988,064	3,120,129	2,595,768
Construction in progress	204,318	251,765	157,820

	4,944,149	5,189,445	4,344,893
Less accumulated depreciation and amortization	2,865,421	3,020,308	2,587,602

Net property, plant and equipment	2,078,728	2,169,137	1,757,291

Other assets	637,181	666,552	585,562

Total assets	¥12,036,500	¥12,655,493	¥10,729,118

Consolidated Balance Sheets-continued

Honda Motor Co., Ltd. and Subsidiaries

March 31 and June 30, 2007 and June 30, 2006

	Yen (millions)
Liabilities, Minority Interests and Stockholders’ Equity	Mar. 31, 2007 (Audited)	Jun. 30, 2007 (Unaudited)	Jun. 30, 2006 (Unaudited)
Current liabilities:
Short-term debt	¥1,265,868	¥1,393,182	¥791,631
Current portion of long-term debt	775,409	840,954	726,137
Trade payables:
Notes	33,276	34,423	28,266
Accounts	1,133,280	1,076,030	951,723
Accrued expenses	807,341	713,174	711,955
Income taxes payable	76,031	68,947	79,760
Other current liabilities	196,322	253,067	210,630

Total current liabilities	4,287,527	4,379,777	3,500,102

Long-term debt, excluding current portion	1,905,743	2,048,544	1,955,221
Other liabilities	1,237,712	1,345,654	1,029,997

Total liabilities	7,430,982	7,773,975	6,485,320

Minority interests in consolidated subsidiaries	122,907	128,994	87,392

Stockholders’ equity:
Common stock	86,067	86,067	86,067
Capital surplus	172,529	172,529	172,529
Legal reserves	37,730	38,877	37,332
Retained earnings	4,654,890	4,783,404	4,292,343
Accumulated other comprehensive income (loss), net
Adjustments from foreign currency translation	(279,002)	(110,229)	(391,474)
Net unrealized gains (losses) on marketable equity securities	58,139	62,889	55,315
Net unrealized gains (losses) on derivative instruments	20	(113)	(204)
Minimum pension liabilities adjustments	—	—	(75,951)
Pension and other postretirement benefits adjustment	(206,323)	(205,320)	—

Total accumulated other comprehensive income (loss), net	(427,166)	(252,773)	(412,314)
Treasury stock	(41,439)	(75,580)	(19,551)

Total stockholders’ equity	4,482,611	4,752,524	4,156,406

Commitments and contingent liabilities
Total liabilities, minority interests and stockholders’ equity	¥12,036,500	¥12,655,493	¥10,729,118

Explanatory note:

Certain revisions for misclassifications and reclassifications have been made to the consolidated financial statements for the prior fiscal first quarter to conform to the presentation used for the fiscal first quarter ended June 30, 2007.

Consolidated Statements of Income and Retained Earnings

Honda Motor Co., Ltd. and Subsidiaries

For the three months ended June 30, 2006 and 2007

	Yen (millions)
	Three months ended
	Jun. 30, 2006 (Unaudited)	Jun. 30, 2007 (Unaudited)
Net sales and other operating revenue	¥2,599,724	¥2,931,123
Operating costs and expenses:
Cost of sales	1,861,266	2,111,916
Selling, general and administrative	418,622	455,986
Research and development	116,315	141,537

Operating income	203,521	221,684
Other income:
Interest	10,134	13,304
Other	1,026	11,575
Other expenses:
Interest	3,738	4,052
Other	19,578	24,253

Income before income taxes, minority interest and equity in income of affiliates	191,365	218,258
Income tax (benefit) expense:
Current	67,133	81,008
Deferred	6,642	1,298

Income before minority interest and equity in income of affiliates	117,590	135,952
Minority interest in income of consolidated subsidiaries	(4,381)	(6,851)
Equity in income of affiliates	30,193	37,016

Net income	¥143,402	¥166,117

Retained earnings:
Balance at beginning of period	4,267,886	4,654,890
Cumulative effect of adjustments resulting from the adoption of SAB No. 108, net of tax	(62,640)	—
Adjusted balances at beginning of period	4,205,246	4,654,890
Cash dividends	54,784	36,456
Transfer to legal reserves	1,521	1,147

Balance at end of period	¥4,292,343	¥4,783,404

	Yen
Basic net income per common share	¥78.46	¥91.38

Explanatory note:

Certain revisions for misclassifications and reclassifications have been made to the consolidated financial statements for the prior fiscal first quarter to conform to the presentation used for the fiscal first quarter ended June 30, 2007.

Consolidated Statements of Cash Flows

Honda Motor Co., Ltd. and Subsidiaries

For the three months ended June 30, 2006 and 2007

	Yen (millions)
	Three months ended
	Jun. 30, 2006 (Unaudited)	Jun. 30, 2007 (Unaudited)
Cash flows from operating activities:
Net income	¥143,402	¥166,117
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	75,138	98,544
Depreciation of property on operating leases	—	16,411
Deferred income taxes	6,642	1,298
Minority interest in income	4,381	6,851
Equity in income of affiliates	(30,193)	(37,016)
Dividends from affiliates	3,325	6,152
Provision for credit and lease residual losses on finance subsidiaries-receivables	4,882	9,506
Loss (gain) on derivative instruments, net	17,851	6,473
Decrease (increase) in assets:
Trade accounts and notes receivable	141,231	147,948
Inventories	(30,461)	(32,795)
Other current assets	(30,571)	35,350
Other assets	(10,225)	(51,619)
Increase (decrease) in liabilities:
Trade accounts and notes payable	(45,833)	(82,430)
Accrued expenses	(74,913)	(97,143)
Income taxes payable	(29,993)	2,795
Other current liabilities	20,206	30,838
Other liabilities	8,956	18,712
Other, net	(1,968)	(4,688)

Net cash provided by operating activities	171,857	241,304

Cash flows from investing activities:
Increase in investments and advances	334	(1,064)
Decrease in investments and advances	187	122
Payment for purchase of available-for-sale securities	(36,354)	(32,751)
Proceeds from sales of available-for-sale securities	18,369	16,628
Payment for purchase of held-to-maturity securities	—	(13,476)
Proceeds from redemption of held-to-maturity securities	6,535	6,341
Capital expenditures	(111,072)	(173,070)
Proceeds from sales of property, plant and equipment	4,160	5,751
Acquisitions of finance subsidiaries-receivables	(788,380)	(875,299)
Collections of finance subsidiaries-receivables	512,150	718,071
Proceeds from sales of finance subsidiaries-receivables	148	112,945
Purchase of operating lease assets	—	(261,004)
Proceeds from sales of operating lease assets	—	3,369

Net cash used in investing activities	(393,923)	(493,437)

Cash flows from financing activities:
Increase (decrease) in short-term debt	89,811	51,534
Proceeds from long-term debt	316,036	342,440
Repayment of long-term debt	(145,794)	(233,156)
Cash dividends paid	(54,784)	(36,456)
Cash dividends paid to minority interests	(2,447)	(3,626)
Payment for purchase of treasury stock, net	(8,647)	(34,141)

Net cash provided by financing activities	194,175	86,595

Effect of exchange rate changes on cash and cash equivalents	1,658	41,422

Net change in cash and cash equivalents	(26,233)	(124,116)
Cash and cash equivalents at beginning of period	716,788	945,546

Cash and cash equivalents at end of period	¥690,555	¥821,430

Explanatory note:

Certain revisions for misclassifications and reclassifications have been made to the consolidated financial statements for the prior fiscal first quarter to conform to the presentation used for the fiscal first quarter ended June 30, 2007.

Significant Accounting Policies:

1.	Consolidated subsidiaries

Number of consolidated subsidiaries: 398

2.	Affiliated companies

Number of affiliated companies: 102

3.	Changes of consolidated subsidiaries and affiliated companies

Consolidated subsidiaries:

Newly formed consolidated subsidiaries: 3

Reduced through reorganization: 10

Affiliated companies:

Newly formed affiliated companies: 2

Reduced through reorganization: 2

4.	The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, since the Company has listed its American Depositary Shares on the New York Stock Exchange and files reports with the U.S. Securities and Exchange Commission.

5.	The average exchange rates for the fiscal first quarter ended June 30, 2007 were ¥120.79=U.S.$1 and ¥162.72=euro 1. The average exchange rates for the corresponding period last year were ¥114.50=U.S.$1 and ¥143.78=euro 1.

6.	United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of ¥123.26=U.S.$1, the mean of the telegraphic transfer selleing exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on June 29, 2007.

7.	Honda’s common stock-to-ADS exchange ratio is one share of common stock to one ADS.

8.	Inventories are stated at the lower of cost, determined principally by the first-in, first-out method, or market.

9.	Honda classifies its debt and equity securities in the following categories: available-for-sale, trading, or held-to-maturity. Debt securities that are classified as “held-to-maturity” securities are reported at amortized cost. Debt and equity securities classified as “trading” securities are reported at fair value, with unrealized gains and losses included in earnings. Other marketable debt and equity securities are classified as “available-for-sale” securities and are reported at fair value, with unrealized gains or losses, net of deferred taxes included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets.

10.	Goodwill, all of which is allocated to Honda’s reporting units, is not amortized but instead is tested for impairment at least annually.

11.	Depreciation of property, plant and equipment is calculated principally by the declining-balance method based on estimated useful lives and salvage values of the respective assets.

12.	Honda applies hedge accounting for certain foreign currency forward contracts related to forecasted foreign currency transactions between the Company and its subsidiaries.

13.	The allowance for credit losses is maintained at an amount management deems adequate to cover estimated losses on finance receivables. The allowance is based on management’s evaluation of many factors, including current economic trends, industry experience, inherent risks in the portfolio and the borrower’s ability to pay.

14.	Finance subsidiaries of the Company purchase insurance to cover a substantial amount of the estimated residual value of vehicles leased to customers. The allowance for losses on lease residual values is maintained at an amount management deems adequate to cover estimated losses on the uninsured portion of the vehicles’ lease residual values. The allowance is also based on managements’ evaluation of many factors, including current economic conditions, industry experience and the finance subsidiaries’ historical experience with residual value losses.

15.	Provisions for retirement benefits are provided based on the fair value of both projected benefit obligations and plan assets at the end of the fiscal year to cover for employees’ retirement benefits. The Company recognizes its overfunded or underfunded status for the defined benefit postretirement plan as an asset or liability in its consolidated balance sheets and recognizes changes in the funded status in accumulated comprehensive income (loss), net of taxes. Net transition obligation has been amortized over approximately 19 years since the fiscal year ended March 31, 1990. Prior service cost (benefit) is amortized by using the straight-line method and the estimated average remaining service years of employees. Actuarial loss is amortized if unrecognized net gain or loss exceeds ten percent of the greater of the projected benefit obligation or the market-related value of plan assets by using the straight-line method and the estimated average remaining service years of employees.

16.	Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Included in warranty expenses accruals are costs for general warranties on vehicles Honda sells and product recalls.

Notes to Consolidated Balance Sheets:

1.	The allowance for assets are as follows:

	Yen (millions)
	Mar. 31, 2007	Jun. 30, 2007	Jun. 30, 2006
The allowance for doubtful trade accounts and notes receivables	¥8,199	¥7,671	¥8,957
The allowance for credit losses for finance subsidiaries-receivables	33,512	36,516	34,424
The allowance for losses on lease residual values for financial-subsidiaries receivables	33,928	33,023	35,402
The allowance for inventory losses and obsolescence	27,521	27,282	22,215

2.	Net book value of property, plant and equipment which were subject to specific mortgages securing indebtedness and debt-related mortgages are as follows:

	Yen (millions)
	Mar. 31, 2007	Jun. 30, 2007	Jun. 30, 2006
Mortgage securitized debt
Property, plant and equipment	¥23,654	¥41,871	¥32,238
A finance subsidiary pledged as collateral finance subsidiaries-receivables	1,931	1,047	6,451
Debt related mortgages
Short-term debt	2,882	3,460	9,152
Long-term debt	17,025	16,865	17,595

3.	Honda has entered into various guarantee and indemnification agreements which are primarily for employee bank/loans to costs for their housing costs are as follows:

	Yen (millions)
	Mar. 31, 2007	Jun. 30, 2007	Jun. 30, 2006
Bank loans of employees for their housing costs	¥41,151	¥39,646	¥44,828

If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults were shown as above. As of June 30, 2007, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

Notes to Information about per Common Share :

Stockholders’ equity per common share and basic net income per common share are as follows:

	Yen
	Mar. 31, 2007	Jun. 30, 2007	Jun. 30, 2006
Stockholders’ equity per common share	¥2,460.28	¥2,620.22	¥2,274.49
Basic net income per common share	324.62	91.38	78.46

Stockholders’ equity per common share has been computed by dividing stockholders’ equity by the number of shares outstanding at the end of each period. The number of common shares, at the end of the year ended March 31, 2007 and three months ended June 30, 2007 and 2006 were 1,821,992,908, 1,813,786,271 and 1,827,401,992, respectively.

Basic net income per common share has been computed by dividing net income available to common stockholders by the weighted average number of shares outstanding during each period. The weighted average number of shares outstanding for the year ended March 31, 2007 and three months ended June 30, 2007 and 2006 were 1,824,675,228, 1,817,889,564 and 1,827,651,897, respectively. There were no potentially dilutive shares issued during the year ended March 31, 2007 and three months ended June 30, 2007 and 2006.

Reclassifications and Immaterial Revisions of Classifications:

Certain revisions for misclassifications and reclassifications have been made to the consolidated financial statements for the prior fiscal first quarter to conform to the presentation used for the fiscal first quarter ended June 30, 2007.

Segment Information

Honda has four reportable segments: the Motorcycle business, the Automobile business, the Financial services business and the Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle business	Motorcycles, all-terrain vehicles (ATVs), personal watercraft and relevant parts	Research & Development Manufacturing Sales and related services

Automobile business	Automobiles and relevant parts	Research & Development Manufacturing Sales and related services

Financial services business	Financial, and insurance services	Retail loan and lease related to Honda products Others

Power product & other businesses	Power products and relevant parts, and others	Research & Development Manufacturing Sales and related services Others

As of and for the three months ended June 30, 2006

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥310,146	¥2,095,606	¥89,988	¥103,984	¥2,599,724	¥—	¥2,599,724
Intersegment	—	—	907	4,426	5,333	(5,333)	—

Total	310,146	2,095,606	90,895	108,410	2,605,057	(5,333)	2,599,724

Cost of sales, SG&A and R&D expenses	297,006	1,945,523	61,637	97,370	2,401,536	(5,333)	2,396,203

Segment income	¥13,140	¥150,083	¥29,258	¥11,040	¥203,521	¥—	¥203,521

Assets	975,354	4,870,419	5,204,163	281,085	11,331,021	(601,903)	10,729,118
Depreciation and amortization	8,429	64,156	210	2,343	75,138	—	75,138
Capital expenditures	11,470	84,471	275	1,838	98,054	—	98,054

As of and for the three months ended June 30, 2007

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥368,314	¥2,327,220	¥125,849	¥109,740	¥2,931,123	¥—	¥2,931,123
Intersegment	—	—	3,986	5,502	9,488	(9,488)	—

Total	368,314	2,327,220	129,835	115,242	2,940,611	(9,488)	2,931,123

Cost of sales, SG&A and R&D expenses	337,156	2,178,896	95,621	107,254	2,718,927	(9,488)	2,709,439

Segment income	¥31,158	¥148,324	¥34,214	¥7,988	¥221,684	¥—	¥221,684

Assets	1,190,048	5,745,377	6,231,907	321,604	13,488,936	(833,443)	12,655,493
Depreciation and amortization	11,090	84,171	16,663	3,031	114,955	—	114,955
Capital expenditures	14,402	116,332	261,132	1,804	393,670	—	393,670

Explanatory notes:

1.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.
2.	Unallocated corporate assets, included in reconciling items, amounted to JPY 316,984 million as of June 30, 2006 and JPY 237,116 million as of June 30, 2007 respectively, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of intersegment transactions.
3.	Depreciation and amortization of Financial Services Business include ¥16,411 million of depreciation of property on operating leases for the fiscal first quarter ended June 30, 2007.
4.	Capital expenditure of Financial Services Business includes ¥261,004 million of purchase of operating lease assets for the fiscal first quarter ended June 30, 2007.
5.	Certain revisions for misclassifications and reclassifications have been made to the consolidated financial statements for the prior fiscal first quarter to conform to the presentation used for the fiscal first quarter ended June 30, 2007.

Supplemental Geographical Information

In addition to the disclosure required by U.S.GAAP, Honda provides the following supplemental information as required by Japanese Securities and Exchange Law:

Geographical Information

As of and for the three months ended June 30, 2006

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥489,135	¥1,433,544	¥277,512	¥229,343	¥170,190	¥2,599,724	¥—	¥2,599,724
Transfers between geographic areas	620,146	34,382	47,615	58,195	6,735	767,073	(767,073)	—

Total	1,109,281	1,467,926	325,127	287,538	176,925	3,366,797	(767,073)	2,599,724
Cost of sales, SG&A and R&D expenses	1,060,321	1,353,442	318,677	268,101	161,707	3,162,248	(766,045)	2,396,203

Operating income	¥48,960	¥114,484	¥6,450	¥19,437	¥15,218	¥204,549	¥(1,028)	¥203,521

Assets	2,625,344	6,288,624	788,775	751,208	343,534	10,797,485	(68,367)	10,729,118
Long-lived assets	865,810	588,432	166,372	169,189	78,282	1,868,085	—	1,868,085

As of and for the three months ended June 30, 2007

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥474,378	¥1,539,596	¥378,163	¥319,520	¥219,466	¥2,931,123	¥—	¥2,931,123
Transfers between geographic areas	701,912	43,735	22,108	73,796	6,836	848,387	(848,387)	—

Total	1,176,290	1,583,331	400,271	393,316	226,302	3,779,510	(848,387)	2,931,123
Cost of sales, SG&A and R&D expenses	1,115,649	1,486,309	389,961	356,346	204,571	3,552,836	(843,397)	2,709,439

Operating income	¥60,641	¥97,022	¥10,310	¥36,970	¥21,731	¥226,674	¥(4,990)	¥221,684

Assets	3,007,005	7,467,241	945,874	1,017,755	466,223	12,904,098	(248,605)	12,655,493
Long-lived assets	1,005,844	1,313,396	204,934	240,754	104,363	2,869,291	—	2,869,291

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Others	Brazil, Australia

2.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.
3.	Unallocated corporate assets, included in reconciling items, amounted to JPY 316,984 million as of June 30, 2006 and JPY 237,116 million as of June 30, 2007 respectively, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of intersegment transactions.
4.	Certain revisions for misclassifications and reclassifications have been made to the consolidated financial statements for the prior fiscal first quarter to conform to the presentation used for the fiscal first quarter ended June 30, 2007.

Overseas Sales and Revenues

For the three months ended June 30, 2006

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	¥1,429,393	¥279,357	¥292,016	¥202,866	¥2,203,632
Consolidated sales					2,599,724
Overseas sales ratio to consolidated sales	55.0%	10.7%	11.2%	7.9%	84.8%

For the three months ended June 30, 2007

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	¥1,533,663	¥381,494	¥382,367	¥262,213	¥2,559,737
Consolidated sales					2,931,123
Overseas sales ratio to consolidated sales	52.3%	13.0%	13.0%	9.0%	87.3%

Explanatory note:

Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Others	Brazil, Australia

Investor Information

(As of June 30, 2007)

Shareholders’ Register Manager for Common Stock

The Chuo Mitsui Trust and Banking Co., Ltd.

33-1, Shiba 3-chome, Minato-ku,

Tokyo 105-8574, Japan

Depositary and Transfer Agent for American Depositary Receipts

JPMorgan Chase Bank, N.A.

4 New York Plaza,

New York, NY 10004, U.S.A.

Stock Exchange Listings

[Japan]	Tokyo, Osaka, Nagoya, Fukuoka and Sapporo stock exchanges

[Overseas]	New York, London, Swiss and Paris stock exchanges

Total Number of Shares Issued

1,834,828,430 shares (Common Stock)

IR Offices

[Japan]

Honda Motor Co., Ltd.

1-1, 2-chome, Minami-Aoyama,

Minato-ku, Tokyo 107-8556, Japan

TEL: 81-(0)3-3423-1111

[U.S.A.]

Honda North America, Inc.

New York Office

540 Madison Avenue, 32nd Floor,

New York, NY 10022, U.S.A.

TEL: 1-212-355-9191

[U.K.]

Honda Motor Europe Limited

Public Relations Division

470 London Road, Slough,

Berkshire SL3 8QY, U.K.

TEL: 44 (0) 1753-590-590 (Switchboard)

IR Websites

[Japanese] http://www.honda.co.jp/investors/

[English] http://world.honda.com/investors/